July 12, 2011
VIA FEDEX AND EDGAR

Re:	Regional Management Corp. Registration Statement on Form S-1 File No. 333-174245
Christian Windsor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Windsor:
          On behalf of Regional Management Corp. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.10 per share, marked to show changes from the Pre-Effective Amendment No. 1 (“Amendment No. 1”) filed on June 23, 2011. The Registration Statement has been revised in response to the Staff’s comments and generally updates certain other information.
     In addition, we are providing the following responses to your comment letter, dated July 7, 2011, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our

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responses refer to the page numbers of Amendment No. 2 unless otherwise specified. The responses and information described below are based upon information provided to us by the Company.
Form S-1/A filed June 23, 2011
General
1.	Please tell us, and revise the registration statement to disclose, the expected timing of the approval of your new certificate of incorporation.

The Company advises the Staff, and has revised its disclosure on pages 23, 26 and 105 of Amendment No. 2 to disclose, that its amended and restated certificate of incorporation will become effective immediately prior to the consummation of the offering.

2.	On page 16 you discuss the risks associated with your reliance upon third party servicers, including losses associated with errors by prior servicers. We also note that you do not have any outsourcing or service contracts filed, or identified for future filing, as exhibits to the registration statement. Please revise the registration statement to identify and file all material contracts. If you have concluded that some of your service contracts are not material contracts within Item 601(b)(10) please provide us with your analysis. If you do not have contracts with your key service providers, please make appropriate revisions to your risk factors disclosure.

The Company advises the Staff that it has given consideration to the filing of its contracts with its third party servicers as exhibits to the Registration Statement, and has concluded that there are no such agreements required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. The Company advises the Staff that the relationship that the Company has with its existing live check vendor is not governed by a long-term contract but rather by a separate purchase order for each mailing campaign. As a result, there is no contract upon which the Company is substantially dependent to be filed as an exhibit to the Registration Statement. The Company believes its arrangement with the live check vendor is of the type that ordinarily accompanies the kind of business conducted by the Company and that it is not substantially dependent on this arrangement because it would be able to replace the vendor.

The Company has revised its disclosure on page 17 of Amendment No. 2 accordingly.

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3.	Tell us, with a view towards improved disclosure, about any role, office or other relationship that Mr. Fortin has with Palladium or Parallel, beyond his service as the CEO of Regional Management.

The Company advises the Staff that the only relationships that Mr. Fortin has had in the past or has currently with Palladium or Parallel, other than his service as the CEO of the Company, are that Mr. Fortin was an Operating Partner of Parallel from 2003 to March 2007 and that he is the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel. The Company has revised its disclosure on pages 78 and 79 of Amendment No. 2 to disclose both relationships in Mr. Fortin’s biography.
Summary, page 1
4.	Revise the discussion regarding your portfolio quality to present a more balanced picture. For instance, while your credit experience may have remained relatively constant during the most recent business/credit cycle, averaging charge offs of more than 7% does not appear to be adequately described as “strong” or “quality.” We also note that loan loss provisions are approximately 19% of your total revenue. Make similar revisions to your disclosure on pages 58 and 59.

The Company advises the Staff that it believes its portfolio quality is strong compared to other installment lenders and other consumer finance companies and specialty finance companies, such as credit card issuers. However, in response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 62 of Amendment No. 2 to present a more balanced picture by removing descriptions of its credit portfolio as “strong” or “quality,” by indicating that it has experienced consistent credit performance and to include loan loss provisions as a percentage of total revenue as an additional measure of portfolio quality.
Our Sponsors, page 5
5.	Revise your disclosure about the past acquisition experience of Palladium and its affiliates to discuss the performance of each noted company since its initial public offering.

The Company advises the Staff that none of the companies that Palladium has acquired have subsequently consummated initial public offerings. The Company has revised its disclosure on page 6 of Amendment No. 2 to remove the description of the performance of the companies in which Palladium or Parallel have invested.

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Risk Factors
We may be limited in our ability to collect on our loan portfolio ..., page 15
6.	Revise the second paragraph, and the heading for this risk factor, to clarify that your security interest that borrowers grant is not perfected.

In response to the Staff’s comment, the Company has revised its disclosure in the heading and the second paragraph of the risk factor on page 16 of Amendment No. 2, to clarify that the security interests securing a significant portion of the Company’s loan portfolio are not perfected.
Changes in laws and regulations ..., page 19
7.	Revise this risk factor, or another appropriate risk factor, to specifically discuss known or reasonably expected regulatory and statutory changes in each of the states that you operate in.

In response to the Staff’s comment, the Company has revised the risk factor on pages 20 and 21 to indicate that, although the Company maintains a relationship with its primary regulator in each of the states in which it operates, participates in national and state industry associations and actively monitors the regulatory environment, the Company is currently unaware of any specific known or reasonably expected regulatory and statutory changes that would change the laws and regulations under which it operates in such states in a manner material to the Company’s business.
Unaudited Pro Forma Consolidated Financial Information, page 32 General
8.	We have reviewed your responses to comments 10 and 11 from our letter dated June 10, 2011. We may have further comments upon review and receipt of your pro forma financial statements.

The Company acknowledges the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations General
Asset Quality, page 39
9.	We have reviewed your revised disclosures on pages 49 and 50 in response to comment 14 of our letter dated June 10, 2011. We also note the revisions made to your Critical Accounting Policies on page 52 which states that prior to 2010, management analyzed losses in the loan portfolio using two categories of loans- small and large- and that beginning in 2010, management evaluated losses using four categories of loans- small installment, large installment, automobile purchase and furniture and appliance. Please revise as follows:

Securities and Exchange Commission	5	July 12, 2011
•	Include the tables presented on pages 49 and 50 within this section. Revise your allowance rollforward to break out the provision for loan losses and charge-offs separately by loan category (i.e. four categories beginning in 2010 and two categories for 2009 and 2008).

•	Revise to include a table which separately quantifies finance receivables for the year ended December 31, 2009 by small loans and large loans. Further, quantify the related allowance as a percentage of each of these categories of loans.

•	Provide an introductory paragraph to your MD&A that discusses the reasons for the mixed presentation in this area or cross reference to the Critical Accounting Policies discussion.
In response to the Staff’s comment, the Company has:
•	moved the tables previously presented on pages 49 and 50 of Amendment No. 1 to pages 41 and 42 of Amendment No. 2. In addition, the Company has revised its allowance rollforward to break out the provision for loan losses and charge-offs separately by loan category;

•	revised its disclosure on page 41 of Amendment No. 2 to include a table which separately quantifies finance receivables for the years ended December 31, 2008 and 2009 by small loans and large loans and has quantified the related allowance as a percentage of each of these categories of loans; and

•	included a revised introductory paragraph to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 39 of Amendment No. 2 that references the “—Critical Accounting Policies—Loan Losses” discussion.
10.	Please revise your discussion here to disclose the primary factors (segregated by loan type, whether four types or two types) driving the provision for loan losses during the periods presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 42 of Amendment No. 2 to disclose the primary factors driving the provision for loan losses during the periods presented segregated by loan type.
Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010 Interest and Fee Income, page 42
11.	We have reviewed your revised disclosure in response to comment 12 from our letter dated June 10, 2011. While we acknowledge the more granular disclosure on page 40, it appears your discussion on page 42 is on an aggregate basis.

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Please revise your discussion to disclose the specific drivers of the overall change in interest and fee income. For example, we note that average finance receivables increased in the small installment loan category and that the average yield on those loans increased approximately 1 basis point. We also note the increase in automobile purchase loans; however the average yield on those loans remained flat. Describe the business decisions driving these changes (were overall rates raised/lowered/not changed due to competition, to gain additional borrowers in certain loan categories, or some other reason, etc.).

In response to the Staff’s comment, the Company has revised its disclosure on page 46 of Amendment No. 2 to discuss the specific drivers of the overall change in interest and fee income and the business decisions driving these changes.
Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
12.	We have reviewed your response to prior comment 12 from our letter dated June 10, 2011. You state the Company replaced its general ledger system in September 2009 and that the data recorded by the prior general ledger system for each loan product is not sufficient to determine the average finance receivables or average yield for years prior to the year ended December 31, 2010. Please explain to us in further detail how management analyzed interest and fee income in order to make business decisions in prior periods. Revise your MD&A accordingly to provide a more detailed discussion of the changes in interest and fee income during the periods presented and the underlying drivers of those changes as seen through the eyes of management. If management analyzed this information on an aggregate basis, revise your disclosure to specifically state this fact.

The Company advises the Staff that one of the changes to the general ledger system was the addition of the ability to import loan data using loan classes from the loan origination system. Concurrently with the adoption of the new general ledger system, the Company began its furniture and appliance purchase loan program. In the fourth quarter of 2010, the Company began an emphasis on lending through franchise automobile dealers. With these new areas of operations and emphasis and the new general ledger system capabilities, management made the decision to begin tracking loans using four loan categories (small installment loans, large installment loans, automobile purchase loans and furniture and appliance purchase loans).

The Company advises the Staff that prior to the year ended December 31, 2010 management evaluated its interest and fee income on an aggregate basis. In addition, management evaluated the general interest rate and fee environment and trends in each state in which it conducted business. The interest rates that the Company charges for its product are largely determined by state regulation. As a result, the Company has made business decisions and analyzed interest and fee income primarily on the basis of the interest rate and regulatory environment in each state in which it operates. The primary business decisions affecting interest

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rates are choosing to do business in states that have favorable interest rate environments and, within each state, emphasizing those products at which it receives comparably favorable rates under applicable regulations. In addition, at the branch level, the Company evaluated total finance receivables and growth in finance receivables, both of which are metrics that drive interest and fee income.

In response to the Staff’s comment, the Company has revised its disclosure on pages 47, 48 and 49 of Amendment No. 2 to provide greater disclosure related to the changes in interest and fee income during the periods presented and the underlying drivers of those changes as seen through the eyes of management.

In response to the Staff’s comment, the Company has revised its disclosure on page 43 of Amendment No. 2 to indicate that it evaluated its interest and fee income on an aggregate basis prior to January 1, 2010.
13.	Please tell us how you determined average finance receivables as presented in your selected asset quality data on page 10 for years prior to the year ended December 31, 2010, given your statement that the data recorded by your prior general ledger system is not sufficient to determine these amounts.

The Company advises the Staff that its prior general ledger system provided information for the Company’s aggregate loan portfolio, including average finance receivables and average yield, but was not able to provide this information for each loan product.
Critical Accounting Policies Loan Losses, page 53
14.	We have reviewed your revised disclosure in response to comment 15 of our letter dated June 10, 2011. We note that beginning in 2010, you changed your allowance methodology to evaluate losses using four categories of loans, rather than using two categories due to the evolution of your loan products. Further, we note the disclosure on page 39 which quantifies total loans by loan category as of December 31, 2009 and 2010. It does not appear to us that the loans within each category as a percentage of total loans changed materially between these periods. Please revise to disclose in more detail the reasons for the methodology change and quantify the impact on your financial statements.

In response to the Staff’s comment, the Company has revised its disclosure on page 55 of Amendment No. 2 to include additional detail relating to the reasons for the methodology change. The Company advises the Staff that the methodology change had no impact on the Company’s financial statements. The Company has revised its disclosure on page 55 of Amendment No. 2 accordingly.

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Continue to Focus on Sound Underwriting and Credit Control, page 61
15.	We reviewed your revised disclosures in response to prior comment 21 from our letter dated June 10, 2011. You disclose that in some instances you allow customers to defer payments. Please tell us whether these payment deferrals result in an extension of the maturity date of the related loans. In addition, revise to quantify the dollar amount of loans deferring payments during the periods presented and disclose the typical deferral period (e.g. number of months). Clarify whether you classify and account for these loans as troubled debt restructurings.

The Company advises the Staff that it does offer payment deferrals both to customers that are current and to customers that are no more than one payment past due and have a minimum gross loan balance of approximately $2,000. Customers may request a deferral when there has been an event in his or her life and they do not have sufficient money to make a full payment, but do have enough money to pay the deferral fee. In addition, customers who are current and may otherwise be able to make a full payment may request a deferral of their payment for their own convenience. Customers who defer must pay a fee, the amount of which is governed by state regulation. A deferral extends the maturity date of the loan by one month. The customer is expected to make all of his or her original remaining contractual payments at the contractual interest rate. Further, a customer is only eligible for a deferral once every 13 months.

The Company has revised its disclosure on page 64 of Amendment No. 2 to quantify the dollar amount of loans for which payments are deferred during the periods presented and to disclose the typical deferral period.

The Company advises the Staff that it does not classify and account for these loans as troubled debt restructurings. ASC Topic 340-40-15-5 provides that
A restructuring of a debt constitutes a troubled debt restructuring for purposes of this Subtopic if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider.
Given that the Company offers deferrals on the same terms to customers that are current on their loans, the deferrals are not “a concession to the debtor that it would not otherwise consider.”

A troubled debt restructuring also involves concessions by the creditor (ASC Topic 340-40-15-9 (c)) such as a lower interest rate or principal reduction, or another situation in which the creditor does not expect to collect the full principal balance (ASC Topic 340-40-15-13).

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A deferment by the Company involves no concessions. The deferring customer pays a fee for the deferment, the remaining balance is not reduced, and the interest rate does not change (ASC Topic 340-40-15-12(d)). The customer pays all of their original contractual payments at the contractual interest rate, plus the deferral fee.

Finally, ASC Topic 310-40-15-17 provides that
A restructuring that results in only a delay in payment that is insignificant is not a concession. The following factors, when considered together, may indicate that a restructuring results in a delay in payment that is insignificant:
a. The amount of the restructured payments subject to the delay is insignificant relative to the unpaid principal or collateral value of the debt and will result in an insignificant shortfall in the contractual amount due.
b. The delay in timing of the restructured payment period is insignificant relative to any one of the following:
1. The frequency of payments due under the debt
2. The debt’s original contractual maturity
3. The debt’s original expected duration.
The deferrals permitted by the Company are insignificant relative to the unpaid principal and do not result in any shortfall in the aggregate contractual amount due. Because the Company only permits a deferral once every 13 months, the effect on the original expected duration of the debt is insignificant.

For these reasons, the Company does not classify and account for these deferrals as troubled debt restructurings.

16.	In addition to the above, please tell us in more detail how delinquent loan borrowers otherwise satisfy your credit standards. Clarify whether you mean that they satisfy all other credit standards aside from being delinquent. If so, it would appear that these debtors would not be able to obtain funds from sources other than yourself at market interest rates at or near those for non-troubled debt. Please tell us how you considered whether these refinancings should be classified and accounted for as troubled debt restructurings. Refer to ASC 320-10-25-1.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Amendment No. 2 to clarify that delinquent loan borrowers satisfy all of the Company’s credit standards other than with respect to the delinquency.

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The Company advises the Staff that it does not classify and account for these loans as troubled debt restructurings. As disclosed on page 72 of Amendment No. 2, the outstanding balance of delinquent refinanced loans was $4.8 million, or 1.6% of gross finance receivables, at March 31, 2011, which is not material to the Company’s total loan volume or in relation to the Company’s total loan portfolio.

The Company allows eligible delinquent loan borrowers to refinance their loans in response to an explainable situation, such as a period of unemployment that prevented them from making all of their payments in a timely manner. To be eligible for refinancing, the loan borrower must have had a good payment history with the Company prior to the event that caused them to become delinquent; the Company does not refinance delinquent accounts for loan borrowers with an unsatisfactory payment history. Furthermore, the Company only refinances the outstanding amount of a delinquent loan without providing additional cash to the borrower, and the Company makes no concessions on rate or terms.

Before granting a refinancing, branch personnel meet with the customer and determine the validity of the customer’s reason for delinquency, evaluate his or her prior payment history and, if necessary, obtain a new credit report.

The Company has evaluated its delinquent renewal policy in accordance with ASC Topic 310-40-15-12 as follows:
A debt restructuring is not necessarily a troubled debt restructuring for purposes of this Subtopic even if the debtor is experiencing some financial difficulties. For purposes of this Subtopic, none of the following debt restructurings, for example, are considered troubled debt restructurings:
***
d. The debtor issues in exchange for its debt new marketable debt having an effective interest rate based on its market price that is at or near the current market interest rates of debt with similar maturity dates and stated interest rates issued by nontroubled debtors.
When the Company refinances a delinquent account, the Company lowers the maximum outstanding loan amount to the amount then outstanding. For example, if a customer has a $1,000 loan with an outstanding balance of $600, the maximum loan amount is reduced to the standardized small installment loan closest to $600. The Company’s philosophy is that it can help a customer that experiences a financial difficulty maintain his or her credit by renewing the delinquent loan. The Company does not make any concessions in terms to the borrower other than to refinance the delinquent loan. The delinquent borrower receives terms that are identical to any customer that applied for a similarly sized

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loan, or a standardized small installment loan closest to $600 in the above example.

Accordingly, the Company does not believe its delinquent refinancing policy constitutes a troubled debt restructuring.
Payment and Loan Collections, page 67
17.	Revise this section to discuss your corporate oversight of branch collection activities, including regulatory compliance. We note your disclosure on page 15, 17 and 18 that you face risks as a result of your inability to effect collection as well as political risks associated with your collection efforts. Please also discuss your policies and oversight regarding the collateral requirements for each of your main types of loans.

In response to the Staff’s comment, the Company has revised its disclosure on pages 71 and 72 to include a discussion of its corporate oversight of branch collection activities, including compliance with applicable regulatory requirements, to cross reference to risks associated with the Company’s collection efforts, including political risks, in the “Risk Factors” section and to refer to the discussion of the collateral requirements for each of its loan products elsewhere in the “Business” section.
Director Compensation, page 78
18.	We note your response to comment 24 in our letter dated June 10, 2011. Please revise to disclose the fees paid to Mr. Godley pursuant to the consulting agreement in a Director Compensation Table. Refer to Item 402(k)(2)(vii)(F) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 2 to disclose the fees paid to Mr. Godley pursuant to the consulting agreement in tabular format.
Notes to Consolidated Financial Statements
Note 2. Finance Receivables, Credit Quality Information and Allowance for Loan Losses, page F-15
19.	We have reviewed your response to prior comment 34 of our letter dated June 10, 2011. Please note that the disaggregation of a class based on the model under which it was initially recorded (i.e. amortized cost or fair value) is only the starting point for class determination. Classes should secondarily be disaggregated to the level that an entity uses when assessing and monitoring the risk of the portfolio. Therefore, the fact that a loan becomes bankrupt after origination is not relevant in determining whether that loan should be presented

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within a separate class. As bankrupt accounts have different risk characteristics than non-bankrupt accounts, it would appear those accounts should not be grouped together for evaluation and analysis under ASC 450-20, and thus, would be disaggregated as a separate class for purposes of meeting the disclosure requirements of ASU 2010-20.

The Company advises the Staff that the Company does not assess or monitor risk and performance of bankrupt accounts separately from the overall portfolio and accordingly does not group bankrupt accounts together for evaluation and analysis under ASC 450-20.

ASC Topic 310-10-55-16 states:

An entity should base its principal determination of class of financing receivable on both of the following:
a. Initial measurement attribute. Classes should first segregate financing receivables on the basis of the model under which they were initially recorded, such as any of the following:
1.	Amortized cost

2.	Loans acquired with deteriorated credit quality (accounted for in accordance with Subtopic 310-30)
b. Entity assessment. Classes should secondarily be disaggregated to the level that an entity uses when assessing and monitoring the risk and performance of the portfolio for various types of financing receivables. This assessment should consider the risk characteristics of the financing receivables.
The initial measurement attribute for the Company’s finance receivables is amortized cost. The Company evaluates its finance receivables in the following four categories or classes: small installment loans, large installment loans, automobile purchase loans and furniture and appliance purchase loans. The Company has considered the risk characteristics of its financing receivables. It does not assess or monitor risks associated with or the performance of bankrupt accounts separately from the overall portfolio. Therefore, bankrupt accounts are not considered by management to be a separate class of financing receivables.

At December 31, 2010 and March 31, 2011, loans in bankruptcy totaled $2.7 million, representing 1.1% of finance receivables at both periods.

20.	Based on your response, it appears you collectively evaluate bankrupt accounts with non-bankrupt accounts within each portfolio segment. Please tell us whether this is the case, and if so, tell us how this complies with ASC 450-20. If you do not

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evaluate bankrupt accounts with non-bankrupt accounts and collectively evaluate only bankrupt accounts, it would appear that these should be presented as a separate class under the aforementioned guidance. Please revise accordingly or advise us. Also, refer to SAB 102, Section 2- Interpretive Response to Question 1 for guidance.

The Company advises the Staff that the Company does collectively evaluate bankrupt accounts with non-bankrupt accounts within each portfolio segment. ASC 310-10-35-13a. states that “large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment” which “may include consumer installment loans” are not required to be individually evaluated for impairment. The Company’s non-bankrupt and bankrupt accounts meet this definition and are not evaluated individually for impairment by management since they are collectively evaluated as a consumer loan pool within each portfolio segment.

ASC 310-10-55-16 states that “an entity should base its principal determination of class of financing receivable on both . . . a. Initial measurement attribute [and] b. Entity assessment.” The Company initially records its loans receivable at amortized cost and has secondarily disaggregated its loans receivable to the level that management uses when assessing and monitoring risk and performance of the portfolio. Management does not assess or monitor risk and performance of bankrupt accounts separately from the overall portfolio, and bankrupt accounts are therefore not considered to be a separate class of financing receivables.

SAB 102 Section 2- Interpretive Response to Question 1 indicates that “A registrant’s loan loss allowance methodology generally should . . . [i]dentify loans to be evaluated for impairment on an individual basis under SFAS No. 114 and segment the remainder of the portfolio into groups of loans with similar risk characteristics for evaluation and analysis under SFAS No. 5.” As noted above, the Company does not have any loans that are required to be evaluated individually for impairment on an individual basis under SFAS No. 114 (as codified in ASC 310-10-35), other than loans 180 days or more contractually past due as disclosed all of which are fully reserved. The remainder of the portfolio is appropriately segmented into groups of loans with similar risk characteristics for evaluation and analysis under SFAS No. 5 (as codified in ASC 450-20).

ASC 450-20-25-2 states as follows:
An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:
a.	Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the

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financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated
The Company follows this guidance by segregating its receivable portfolio into segments and classes in accordance with ASC 310 and evaluating the homogeneous segments and classes to estimate the probable and reasonably estimable losses.

Finally, as stated above, the amount of bankrupt accounts is immaterial in relation to the total portfolio of the Company. Bankrupt accounts and non-bankrupt accounts that ultimately are not collected result in loss on a short term basis and are reflected in the historical loss experience. This historical loss experience is an integral component of the Company’s determination of loss percentages that are used to establish the allowance for loan losses and resulting provision for loan losses. At December 31, 2010 and March 31, 2011, loans in bankruptcy totaled $2.7 million, representing 1.1% of finance receivables at both periods.

As noted above, the Company does collectively evaluate bankrupt accounts with non-bankrupt accounts, therefore bankrupt accounts are not considered a separate class and the Company advises the Staff that the presentation under ASU 2010-20 is not required.
*          *          *          *          *

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          Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Lesley Peng at 212-455-2202 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP
cc:	Securities and Exchange Commission Matt McNair, Esq. Sharon Blume John Nolan

Regional Management Corp. Thomas F. Fortin

White & Case LLP Colin J. Diamond